UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release Highlights

The main figures reported by Bradesco in 2016, with emphasis on the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for 2016 stood at R$17.121 billion (a 4.2% decrease compared to the Adjusted Net Income of R$17.873 billion recorded in 2015), corresponding to earnings per share of R$3.09 and Return on Average Adjusted Shareholders’ Equity(2) of 17.6%(2).

2.   As for the source, the Adjusted Net Income is composed of R$11.570 billion from financial activities, representing 67.6% of the total, and of R$5.551 billion from insurance, pension plans and capitalization bond operations, which together account for 32.4%.

3.   In December 2016, Bradesco’s market capitalization stood at R$160.813 billion(3), showing a growth of 60.7% over December 2015.

4.   Total Assets, in December 2016, stood at R$1.294 trillion, an increase of 19.8% over the December 2015 balance. The return on Average Assets was 1.5%.

5.   In December 2016, the Expanded Loan Portfolio(4) reached R$514.990 billion, an increase of 8.6% over December 2015. Operations with individuals totaled R$172.045 billion (an increase of 16.4% over December 2015), while operations with companies totaled R$342.945 billion (a 5.1% increase over December 2015).

6.   Assets under Management stood at R$1.905 trillion, a 26.1% increase over December 2015.

7.   Shareholders’ Equity totaled R$100.442 billion in December 2016, 13.0% higher than in December 2015. The Basel III Ratio, based on the Prudential Conglomerate stood at 15.4% in December 2016, 12.0% of which is Tier I Capital.

8.   A total of R$6.976 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in 2016, of which R$2.168 billion was paid monthly and in interim periods, and R$4.808 billion was provisioned as extraordinary and complementary, to be paid on March 8, 2017.

9.   The Interest-earning portion of the NII stood at R$63.059 billion, an increase of 15.1% compared with 2015.

10.  The 90-day Delinquency Ratio was 5.5% in December 2016 (4.1% in December 2015).

11. The Operating Efficiency Ratio (ER)(5) in December 2016 was 39.5% (37.5% in December 2015), while the “risk-adjusted” efficiency ratio stood at 52.2% (46.5% in December 2015).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Incomes totaled R$71.419 billion in 2016, up 10.5% when compared with 2015. Technical provisions stood at R$223.342 billion, an increase of 25.6% compared with the balance in December 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$6.595 billion in 2016, up 15.3% over 2015.

14. Taxes and contributions paid or provisioned, including social security, totaled R$32.202 billion in 2016, of which R$13.782 billion was related to taxes withheld and collected from third parties, and R$18.420 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 107.6% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,314 Branches and 3,821 Customer Service Points (PAs). Customers of Bradesco can also count on 1,013 ATMs located on company premises (PAEs), 38,430 Bradesco Expresso customer service points, 36,119 Bradesco ATMs, and 19,991 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$15.540 billion in 2016. Social benefits provided to all 108,793 employees of the Bradesco Organization and their dependents amounted to R$3.792 billion, while investments in education, training and development programs totaled R$175.583 million.

  4  Economic and Financial Analysis Report – December 2016

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, Carbon Disclosure Project (CDP), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emission Program) and Empresas pelo Clima(EPC - Businesses for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy’s implementation. Excellence in business management is recognized by the main indexes of Sustainability,such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from BM&FBOVESPA.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2016, a budget of R$595.6 million benefited 108,533 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 41 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), more than 657 thousand students benefited from it through its e-learning portal "Escola Virtual" (Virtual School). These students concluded at least one of the various courses offered in its schedule, and another 31,756 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses.

•	Brazil’s largest private-sector business group (Anuário Grandes Grupos/ Valor Econômico newspaper);
•	it was the Latin American bank that increased the most in assets in 12 months (in US dollars) – from October 2015 to September 2016, a 38.09% increase (Economatica);
•	it was the leader in “Market Capitalization” growth among all financial institutions listed on the Stock Exchange (Economatica / Exame);
•	it was the winner of the 18th Abrasca award with the “Best Annual Report”, in the “Public Company” category – companies with net revenues equal to or greater than R$3 billion”;
•	it was the leader of the “Folha Top of Mind’ survey, in the “Top Finances” category, as one of the most remembered brands in savings, health insurance, insurance, and credit cards (Datafolha);
•	it featured in the “The Best in Personnel Management” survey (Valor Econômico newspaper with technical support from Aon);
•	it was the leader of the financial sector list in the “The Best Companies for the Consumer” award, in the categories “Banks, Banks and Financial Services – Cards and Insurance” (Época magazine);
•

Bradesco Corretora led the ranking with the “Top 10” recommended portfolio, which ensured greater profitability to investors, from January to September 2016, and also achieved best return in 2016, in the “Value Portfolio” category (Valor Econômico newspaper);

•	BRAM was recognized in 23 investment funds managed as excellent in the “Best Funds for Institutional Investors” ranking (Luz Engenharia Financeira); and
•

BRAM achieved first place in the “Leadership in ALAS 20’s Responsible Investments” category, it was second place in the “Leadership in Corporate Governance” category, and won third place in “Leadership in Research and Sustainability”.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco    5

Press Release Main Information

R$ million	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	Variation %
									4Q16 x 3Q16	4Q16 x 4Q15
Income Statement for the Period
Book Net Income	3,592	3,236	4,134	4,121	4,353	4,120	4,473	4,244	11.0	(17.5)
Adjusted Net Income	4,385	4,462	4,161	4,113	4,562	4,533	4,504	4,274	(1.7)	(3.9)
Total Net Interest Income	15,669	16,931	14,962	14,892	14,512	13,735	13,541	13,599	(7.5)	8.0
Gross Credit Intermediation Margin	13,403	13,600	11,408	11,486	11,313	10,806	10,427	10,242	(1.4)	18.5
Net Credit Intermediation Margin	7,878	7,858	6,384	6,038	7,121	6,954	6,877	6,662	0.3	10.6
Allowance for Loan Losses (ALL) Expenses	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3.8)	31.8
Fee and Commission Income	7,545	7,450	6,624	6,405	6,597	6,380	6,118	5,744	1.3	14.4
Administrative and Personnel Expenses	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	2.1	24.6
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,247	17,733	17,253	15,186	19,130	15,125	16,723	13,634	19.8	11.1
Statement of Financial Position
Total Assets (1)	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1.8	19.8
Securities	549,873	509,184	437,580	414,926	407,584	364,472	356,115	344,430	8.0	34.9
Loan Operations (2)	514,990	521,771	447,492	463,208	474,027	474,488	463,406	463,305	(1.3)	8.6
- Individuals	172,045	171,067	148,919	147,759	147,749	145,234	143,461	142,051	0.6	16.4
- Companies	342,945	350,704	298,573	315,449	326,278	329,253	319,945	321,254	(2.2)	5.1
Allowance for Loan Losses (ALL) (3)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	0.7	38.0
Total Deposits	234,214	239,937	179,436	189,192	195,760	203,637	195,926	211,702	(2.4)	19.6
Technical Provisions	223,342	213,608	190,649	182,973	177,835	168,629	164,566	157,295	4.6	25.6
Shareholders' Equity	100,442	98,550	96,358	93,330	88,907	86,233	86,972	83,937	1.9	13.0
Assets under Management	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	2.1	26.1
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.09	3.13	3.14	3.20	3.23	3.15	3.05	2.92	(1.1)	(4.2)
Book Value per Common and Preferred Share - R$ (5)	18.16	17.81	17.42	16.87	16.07	15.59	15.71	15.16	1.9	13.0
Annualized Return on Average Equity (6) (7)	17.6	17.6	17.4	17.5	20.5	20.7	20.8	20.6	-	(2.9) p.p.
Annualized Return on Average Assets (7)	1.5	1.5	1.5	1.5	1.7	1.7	1.7	1.7	-	(0.2) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.5	7.6	7.5	7.5	7.5	7.6	7.6	7.5	(0.1) p.p.	-
Fixed Asset Ratio (13)	44.8	44.4	33.8	34.0	35.2	38.6	39.6	47.9	0.4 p.p.	9.6 p.p.
Combined Ratio - Insurance (8)	85.9	90.0	89.6	86.1	86.5	86.9	86.5	86.8	(4.1) p.p.	(0.6) p.p.
Efficiency Ratio (ER) (4)	39.5	38.2	37.4	37.2	37.5	37.9	37.9	38.3	1.3 p.p.	2.0 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	76.2	78.0	80.2	80.1	80.0	79.1	78.7	77.4	(1.8) p.p.	(3.8) p.p.
Market Capitalization - R$ million (9)	160,813	160,472	144,366	143,720	100,044	113,288	142,098	150,532	0.2	60.7
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.4	10.1	9.3	8.6	8.0	7.8	6.7	6.7	0.3 p.p.	2.4 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.5	6.4	5.8	5.3	5.0	4.7	4.6	4.5	0.1 p.p.	1.5 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	5.5	5.4	4.6	4.2	4.1	3.8	3.7	3.6	0.1 p.p.	1.4 p.p.
Coverage Ratio (> 90 days (11)) (3)	188.4	189.1	201.0	204.2	198.0	205.7	180.4	187.0	(0.7) p.p.	(9.6) p.p.
Coverage Ratio (> 60 days (11)) (3)	158.8	158.3	160.7	162.9	161.7	168.4	146.5	149.8	0.5 p.p.	(2.9) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	15.4	15.3	17.7	16.9	16.8	14.5	16.0	15.2	0.1 p.p.	(1.4) p.p.
Tier I Capital	12.0	11.9	13.7	12.9	12.7	11.4	12.8	12.1	0.1 p.p.	(0.7) p.p.
- Common Equity	11.2	11.1	13.7	12.9	12.7	11.4	12.8	12.1	0.1 p.p.	(1.5) p.p.
- Additional Capital	0.8	0.8	-	-	-	-	-	-	-	-
Tier II Capital	3.4	3.4	4.0	4.0	4.1	3.0	3.2	3.1	-	(0.7) p.p.

  6  Economic and Financial Analysis Report – December 2016

Press Release Main Information

	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Variation %
									Dec16 x Sept16	Dec16 x Dec15
Structural Information - Units
Customer Service Points (14)	60,610	62,535	61,565	63,552	65,851	71,738	74,270	74,917	(3.1)	(8.0)
- Branches	5,314	5,337	4,483	4,509	4,507	4,593	4,628	4,661	(0.4)	17.9
- PAs (15)	3,821	3,902	3,485	3,535	3,511	3,496	3,463	3,502	(2.1)	8.8
- PAEs (15)	1,013	1,049	726	739	736	845	980	1,135	(3.4)	37.6
- Offsite ATM Network - Bradesco (16) (17)	186	280	342	435	627	874	1,112	1,243	(33.6)	(70.3)
- Banco24Horas Network (16)	10,972	11,147	11,127	11,298	11,721	11,917	12,127	12,268	(1.6)	(6.4)
- Bradesco Expresso (Correspondent Banks)	38,430	39,885	40,452	41,953	43,560	48,175	50,042	50,043	(3.6)	(11.8)
- Bradesco Promotora	797	857	936	1,069	1,175	1,824	1,904	2,051	(7.0)	(32.2)
- Losango Customer Service Points	63	63	-	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	14	15	14	14	14	14	14	14	(6.7)	-
ATMs	56,110	53,814	50,836	50,435	50,467	50,113	49,410	48,941	4.3	11.2
- Onsite Network - Bradesco	36,119	34,230	31,761	31,668	31,527	31,495	31,132	31,091	5.5	14.6
- Banco24Horas Network (16)	19,991	19,584	19,075	18,767	18,940	18,618	18,278	17,850	2.1	5.5
Employees	108,793	109,922	89,424	91,395	92,861	93,696	93,902	94,976	(1.0)	17.2
Outsourced Employees and Interns	16,702	16,790	12,978	13,009	13,223	13,333	13,111	12,977	(0.5)	26.3
.
Active Account Holders (18) (19)	26.8	27.2	25.2	25.6	26.0	26.4	26.5	26.6	(1.5)	3.1
Savings Accounts (20)	62.1	58.8	55.4	55.7	60.1	57.0	57.6	58.1	5.6	3.3
Insurance Group	51.3	49.9	49.6	50.6	49.8	48.2	47.8	47.8	2.8	3.0
- Policyholders	45.7	44.2	44.2	45.1	44.2	42.5	42.0	42.0	3.4	3.4
- Pension Plan Participants	2.6	2.6	2.4	2.4	2.4	2.4	2.4	2.4	-	8.3
- Capitalization Bond Customers	3.0	3.1	3.0	3.1	3.2	3.3	3.4	3.4	(3.2)	(6.3)
Bradesco Financiamentos (18)	2.6	2.6	2.6	2.7	2.8	2.8	2.9	3.0	-	(7.1)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)     Includes provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, it includes an excess provision/ Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted, partly, by the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional provision;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14) The decrease, as of March 2015 is related to (i) the migration of “Offsite ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not separately demonstrated;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	12M16	12M15	4Q16	3Q16
Book Net Income	15,084	17,190	3,592	3,236
Non-recurring events (net of tax effects)	2,037	683	793	1,226
- Tax credits	-	(2,341)	-	-
- Excess Provision/Rating Downgrade/Carryover (HSBC Brasil)	716	2,222	-	716
- Technical Provisions (1)	592	(276)	-	592
- Impairment of Assets (2)	214	472	157	-
- Contingent Liabilities (3)	(266)	606	257	(575)
- Goodwill amortization	577	-	342	235
- Lump-sum bonus to employees	191	-	-	191
Other (4)	13	-	37	67
Adjusted Net Income	17,121	17,873	4,385	4,462

(1)   In 2016, it refers basically to the constitution of: (i) provision for insufficiency of premium (PIP); and (ii) provision for claims incurred but not reported (IBNR), both related to the "Health" segment;

(2)   In 2016 and 2015, impairment losses were recorded in: (i) shares, in the amount of R$57 million, in the first quarter of 2016 and R$20 million, in the fourth quarter of 2016; and (ii) data processing systems/others, in the amount of R$137 million, in the fourth quarter of 2016 (In 2015 – (i) shares, in the amount of R$238 million; and (ii) data processing systems/others, in the amount of R$234 million);

(3)   In 2016 and 2015, it refers, largely, to: (i) the reversion of the provision of contingent liabilities related to the levying of social security contributions (INSS) on the remuneration paid to self-employed service providers (doctors), because of its favorable decision by STJ and STF, occurred in the third quarter of 2016, in the amount of R$595 million; and (ii) the establishment of provision for contingent liabilities, originating from obligation in loan assignments – FCVS, in the amount of R$235 million, in the fourth quarter of 2016 (R$307 million in 2015); and

(4)   In 2016, it refers to: (i) gain in the partial disposal of investments, in the amount of R$91 million; and, in the first quarter of 2016, to: (ii) the other non-recurring expenses, such as costs of migration/integration of HSBC Brasil, in the amount of R$67 million in the third quarter of 2016 and R$37 million, in the fourth quarter of 2016.

Summarized Analysis of Adjusted Income

To provide a better understanding and for comparison purposes of Bradesco results, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, six months of the consolidation of HSBC Brasil are covered, from July 1, 2016. As additional information, we are show, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information for 2015 and 2016, including the consolidation of HSBC Brasil in the first half of 2016 and in 2015, for purposes of comparison.

Adjusted Income Statement - R$ million	12M16	12M15	Variation		4Q16	3Q16	Variation
			Amount	%			Amount	%
Net Interest Income	62,454	55,387	7,067	12.8	15,669	16,931	(1,262)	(7.5)
NII - Interest Earning Portion	63,059	54,777	8,282	15.1	16,743	16,799	(56)	(0.3)
NII - Non-Interest Earning Portion	659	610	49	8.0	190	132	58	43.9
- Impairment of Financial Assets	(1,264)	-	(1,264)	-	(1,264)	-	(1,264)	-
ALL Expenses	(21,739)	(15,174)	(6,565)	43.3	(5,525)	(5,742)	217	(3.8)
Gross Income from Financial Intermediation	40,715	40,213	502	1.2	10,144	11,189	(1,045)	(9.3)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	5,669	5,426	243	4.5	1,680	1,280	400	31.3
Fee and Commission Income	28,024	24,839	3,185	12.8	7,545	7,450	95	1.3
Personnel Expenses	(17,637)	(14,699)	(2,938)	20.0	(5,071)	(4,930)	(141)	2.9
Other Administrative Expenses	(19,134)	(16,339)	(2,795)	17.1	(5,411)	(5,337)	(74)	1.4
Tax Expenses	(6,048)	(5,640)	(408)	7.2	(1,703)	(1,601)	(102)	6.4
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	218	144	74	51.4	48	108	(60)	(55.6)
Other Operating Income/ (Expenses)	(7,015)	(6,708)	(307)	4.6	(1,634)	(1,698)	64	(3.8)
Operating Income	24,792	27,236	(2,444)	(9.0)	5,598	6,461	(863)	(13.4)
Non-Operating Income	(180)	(283)	103	(36.4)	(13)	(24)	11	(45.8)
Income Tax / Social Contribution	(7,338)	(8,933)	1,595	(17.9)	(1,157)	(1,948)	791	(40.6)
Non-controlling interests in subsidiaries	(153)	(147)	(6)	4.1	(43)	(27)	(16)	59.3
Adjusted Net Income	17,121	17,873	(752)	(4.2)	4,385	4,462	(77)	(1.7)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance and Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.6% in December 2016.

The adjusted net income amounted to R$17,121 million in 2016, a decrease of 4.2% compared to the previous year, impacted, largely, by the increase in: (i) allowance for loan losses expenses, as a result of: (a) the increase in delinquency due to the escalating economic slowdown in the period; and (b) the leveling of provisioning for certain corporate client operations in the first semester of 2016, particularly a specific case, whose downgrade to the H rating had an impact of R$1,201 million; and (ii) the personnel and administrative expenses, partly offset by higher: (iii) net interest income; (iv) fee and commission income; and (v) income from Insurance Premiums, Pension Plans and Capitalization Bonds. It should be noted that all the results of the annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

Adjusted net income reached R$4,385 million in the fourth quarter of 2016, a decrease of R$77 million, or 1.7%, compared to the previous quarter mainly due to: (i) the decrease in the net interest income, impacted by the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the fourth quarter of 2016, in the amount of R$1,264 million; partly offset by: (ii) lower expenses with income tax and social contribution; and (iii) the increase in the income of insurance premiums, pension and capitalization bonds.

Total Assets registered R$1.294 trillion in December 2016, a 19.8% increase over December 2015, driven by the increase in business volume and by the consolidation of HSBC Brasil, occurred as of the third quarter of 2016. Return on Average Assets (ROAA) stood at 1.5%, calculated on a linear basis.

Bradesco    9

Press Release Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

In December 2016, the 12-month ER(1) reached 39.5%, a 1.3 p.p. increase compared to the previous quarter and a 2.0 p.p. increase in the annual comparison. If we disregard the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the fourth quarter of 2016, in the amount of R$1,264 million, this ratio would be 38.9%. The factors that contributed the most to this performance were mainly: (i) the increase in operating expenses during the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; offset by: (ii) the growth in (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income.

In the fourth quarter of 2016, the quarterly ER reached 43.2%, and if we were to disregard the aforementioned impairment effect, the ratio would have been 41.0%, remaining stable when compared to the previous quarter.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 52.2% (51.2% disregarding the effect of impairment), impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

Disregarding the impacts of HSBC Brasil’s consolidation and financial assets impairment, the ER performance reflects the strategy of sustainable growth, which includes, among others, (i) the availability of appropriate products and services for clients through the base segmentation and the digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and the investments in Information Technology, in the amount of R$6.595 billion in 2016.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the comparison between the fourth quarter of 2016 and the previous quarter, net interest income recorded a decrease of 7.5%, or R$1,262 million, mainly due to: (i) the effect of financial assets impairment (previously marked in the Shareholders’ Equity) in the amount of R$1,264 million; (ii) a decrease in the interest-earning portion of the NII, in the amount of R$56 million; and offset by: (iii) an increase in the non-interest-earning portion of the NII, in the amount of R$58 million.

In the annual comparison, net interest income increased by R$7,067 million, or 12.8%, due to higher results in: (i) the interest-earning portion of the NII, to the amount of R$8,282 million, particularly in “Credit Intermediation”, partly due to the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) the non-interest-earning portion of the NII, in the amount of R$49 million; offset by (iii) the effect of financial assets impairment (previously marked in the Shareholders’ Equity), in the amount of R$1,264 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	12M16			12M15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	49,897	383,242	13.0%	42,788	366,001	11.7%
Insurance	5,895	199,691	3.0%	5,558	164,894	3.4%
Securities/Other	7,267	440,329	1.7%	6,431	395,896	1.6%
0
NII - Interest-Earning Portion	63,059	-	7.5%	54,777	-	7.5%
0
R$ million	4Q16			3Q16
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	13,403	398,804	13.0%	13,600	407,559	12.7%
Insurance	1,471	218,715	3.0%	1,534	211,380	3.2%
Securities/Other	1,869	468,281	1.7%	1,665	451,501	1.6%
0
NII - Interest-Earning Portion	16,743	-	7.5%	16,799	-	7.5%

In the fourth quarter of 2016, the 12-month interest-earning portion of the NII was 7.5%, remaining stable in the quarterly comparison and in the annual comparison.

Bradesco    11

Press Release Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In December 2016, the expanded loan portfolio of Bradesco totaled R$515.0 billion, representing a 1.3% decrease in comparison with September 2016. Individuals and Large Corporates presented an increase of 0.6% and 0.1%, respectively, during the period, while Micro, Small and Medium-sized Enterprises showed a reduction of 7.3% in the quarter.

In the last 12 months, the portfolio increased 8.6%, considering the consolidation of HSBC Brasil as of the third quarter of 2016, while Companies registered a growth of 5.1%, impacted by the segment of Large Corporates, and loans to Individuals grew 16.4%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For Companies, the notable products were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) export financing.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In 2016, allowance for loan losses expenses totaled R$21,739 million, registering a variation of 43.3%, or R$6,565 million, compared with the previous year, mainly due to the: (i) higher delinquency ratio, mainly impacted by the further deceleration of economic conditions in the period; (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016; and (iii) effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In the fourth quarter of 2016, allowance for loan losses expenses amounted to R$5,525 million, a decrease of 3.8%, or R$217 million, mainly due to the increased income from credit recovery in the quarter.

It is important to note that the balance of the Bacen loan operations presented a 6.9% increase in the annual comparison and a 1.8% decrease in the quarterly comparison. The reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes mitigated the effect in the growth of delinquency ratios.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

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Press Release Summarized Analysis of Adjusted Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The total delinquency ratio, which refers to operations that are more than 90 days overdue, increased in the quarter, mainly due to the low demand for credit, as well as the intensified deceleration of economic activities, which has impacted the repayment capacity, mainly of companies. Nonetheless, we highlight an improvement in large corporates delinquency in the quarter, which decreased from 2.03% in September 2016, to 1.24% in December 2016.

In the fourth quarter of 2016, R$2.0 billion loan assignments (previously written-off) were carried out without the retention of risks and benefits, which did not alter the rates of delinquency in the period, nor had a relevant impact on the results.

15-90 Day Delinquency Ratio

In the fourth quarter of 2016, short-term delinquency, including operations between 15 and 90 days overdue, increased, due to a fully provisioned client of the Large Corporate segment having migrated from a delinquency range to another in the amount of R$1,075 million. It is worth noting the improvement of this ratio in the Individuals segment, which decreased by 0.69 p.p..

(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowance for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 8.0% of the portfolio(1) in December 2015, the net loss in the subsequent 12 months was 3.9%, this represents an effective coverage ratio of 204.3%.

It should be highlighted that, considering expected losses for one year (dotted part), highly correlationed with E-H rated non-performing loans, there is an effective coverage ratio of 206.8% for December 2016.

  14  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

The total NPL creation reached R$6,963 million in the fourth quarter of 2016, representing 1.8% of the Bacen loan portfolio, a decrease of 0.1 p.p compared to the previous quarter.

The breakdown of the NPL Creation by business segment is shown below.

Bradesco    15

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the fourth quarter of 2016 totaled R$1.505 billion (R$1.502 billion in the third quarter of 2016), in line with the previous quarter, presenting an annualized return on Adjusted Shareholders’ Equity of 24.9%(1).

In 2016, the Net Income totaled R$5.551 billion, 5.0% higher than the Net Income presented in the previous year (R$5.289 billion), with an annualized return on the Adjusted Shareholders’ Equity of 23.0%(1).

R$ million (unless otherwise stated)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	Variation %
									4Q16 x 3Q16	4Q16 x 4Q15
Net Income	1,505	1,502	1,164	1,380	1,405	1,317	1,284	1,283	0.2	7.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,247	17,733	17,253	15,186	19,130	15,125	16,723	13,634	19.8	11.1
Technical Provisions	223,342	213,608	190,649	182,973	177,835	168,629	164,566	157,295	4.6	25.6
Financial Assets	242,063	230,787	205,230	200,016	191,921	182,391	179,129	170,395	4.9	26.1
Claims Ratio (%)	72.8	77.1	76.8	72.1	71.9	73.1	71.4	71.7	(4.3) p.p.	0.9 p.p.
Combined Ratio (%)	85.9	90.0	89.6	86.1	86.5	86.9	86.5	86.8	(4.1) p.p.	(0.6) p.p.
Policyholders / Participants and Customers (in thousands)	51,266	49,880	49,576	50,570	49,806	48,185	47,758	47,789	2.8	2.9
Number of Employees	7,120	6,625	6,713	6,959	7,023	7,052	7,074	7,082	7.5	1.4
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	24.8	24.9	24.3	24.8	25.5	24.7	24.8	23.5	(0.1) p.p.	(0.7) p.p.

(1)    (1)   Calculated on a linear basis;
(2)   Excluding additional provisions; and;
(3)   The fourth quarter of 2016 includes the latest data released by SUSEP (November/16).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

  16  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the fourth quarter of 2016, in comparison with the previous quarter, revenues showed an increase of 19.8%, driven by the “Life and Pension Plans” product, which increased 41.0%.

In 2016, the revenues registered an increase of 10.5% in comparison with the previous year, influenced by “Health”, "Life and Pension" and “Capitalization Bonds” products, which increased by 14.7%, 10.7% and 6.5%, respectively.

Net income for the fourth quarter of 2016 is in line with the results presented in the previous quarter, due to: (i) the increase of 19.8% in revenue; (ii) the decrease of 4.3 p.p. in the claims ratio index; (iii) the maintenance of the expense ratio; (iv) the maintenance of the administrative efficiency ratio; and partly offset by: (v) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; (vi) the decreased financial income due to the behavior of economic and financial indexes in the fourth quarter of 2016, compared to the previous quarter; and (vii) the decrease in equity income.

Net income in 2016 was 5.0% higher than the results presented in the previous year, due to: (i) the increase of 10.5% in revenue; (ii) the increase in the financial and equity results; (iii) the decrease of 0.4 p.p. in the expense ratio; (iv) the increase in the administrative efficiency ratio, considering the collective bargaining agreement of the category in January 2016; partly offset by: (v) the increase of 2.7 p.p. in the claims ratio; (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; and (vii) the effect of the increase in the Social Contribution (CSLL) rate.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently monitors the limits required by the respective regulatory entities. The Minimum Capital Required in November 2016 was R$9.183 billion.

.

Bradesco    17

Press Release Summarized Analysis of Adjusted Income

Fee and Commission Income

In the annual comparison, the increase of R$3,185 million, or 12.8%, in fee and commission income was mainly due to: (i) an increase in the volume of operations arising from continuous investment in customer service channels and in technology, coupled with the growth provided by the acquisition of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process aimed at improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting / financial advisory services; (vi) collections; and (vii) custody and brokerage services.

In the fourth quarter of 2016, fee and commission income totaled R$7,545 million, showing an increase of R$95 million, or 1.3%, in comparison with the previous quarter, due to the increase in the volume of operations, with emphasis on the performance of fees arising from: (i) cards; (ii) underwriting/ financial advisory services; and (iii) consortium management; partly offset by lower income with: (iv) loan operations, particularly income from collaterals; (v) asset management; and (vi) collections.

Personnel Expenses

In the annual comparison, the increase of R$2,938 million, or 20.0%, in personnel expenses, is mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, due to higher expenses with (a) employee and management profit sharing; and (b) employment termination costs.

In the fourth quarter of 2016, personnel expenses totaled R$5,071 million, a variation of 2.9%, or R$141 million, compared to the previous quarter, mainly due to: (i) the increase in the “structural” portion, in the amount of R$178 million, or 4.4%, related to the increase in expenses relating to payroll, social charges and benefits, affected by higher salaries, in accordance with the collective bargaining agreement; and offset, partly, by: (ii) the decrease in the “non-structural” portion, in the amount of R$37 million, or 4.3%, due to lower expenses with provision for labor claims, which mitigated the effect of increased expenses with (a) employment termination costs; and (b) employee and management profit sharing.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Provision for Labor Claims + Employment Termination Costs.

  18  Economic and Financial Analysis Report – December 2016

Press Release Summarized Analysis of Adjusted Income

Administrative Expenses

In the annual comparison, administrative expenses presented an increase of 17.1%, or R$2,795 million, reflecting an increase in expenses from: (i) a growth in the business volume and services within the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) contractual adjustments; and (iii) the effect of advertising and marketing campaigns, mainly related to the "Rio 2016 Olympic and Paralympic Games", occurred in the third quarter of 2016.

In the fourth quarter of 2016, administrative expenses totaled R$5,411 million, with a variation of 1.4%, or R$74 million, over the previous quarter, mainly due to the increase in the business and service volumes, which resulted in higher expenses with: (i) outsourced services; and (ii) communication; partly offset by lower expenses with: (iii) advertising and marketing; and (iv) financial system services.

(1)     The decrease as of March 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In 2016, other net operating expenses totaled R$7,015 million, an R$307 million, or 4.6% increase over the previous year, primarily due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) the increase in civil provision expenses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. In the first semester of 2015, expenses were impacted by the constitution of provision for tax contingency, in the amount of R$571 million.

In the fourth quarter of 2016, these expenses totaled R$1,634 million, remaining stable compared to the third quarter.

Bradesco    19

Press Release Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In 2016, income tax and social contribution expenses presented a decrease of R$1,595 million, or 17.9%, compared to the previous year, related mainly to: (i) an increase in provisioning/ payment of interest on shareholders’ equity, due to the increase in the Federal Government Long-Term Interest Rate (TJLP) in the period (from an average of 6.25% in 2015 to 7.5% in 2016); (ii) a lower taxable income, impacted by higher nontaxable income; (iii) the increased use of deductibility (a) of goodwill amortization in the acquisition of HSBC Brasil and (b) due to the realization of assets as a result of the spin-off and incorporation of assets and liabilities of HSBC Brasil in October 2016; being partly offset by: (iv) the increase in the Social Contribution (CSLL) rate.

In the fourth quarter of 2016, income tax and social contribution expenses decreased by R$791 million, or 40.6%, as compared to the previous quarter, due to: (i) the decrease in taxable income; (ii) the increased use of deductibility of goodwill amortization in the acquisition of HSBC Brasil and (b) due to the realization of assets as a result of the spin-off and incorporation of assets and liabilities of HSBC Brasil in October 2016; and (iii) the effect of the provisions for supplementary payment of interest on shareholders’ equity, approved in the period.

Unrealized Gains

Unrealized gains totaled R$17,291 million at the end of the fourth quarter of 2016, a decrease of R$3,069 million, or 15.1%, over the previous quarter. Such a variation was mainly due to the devaluation of the investments, mainly impacted, by Cielo shares, which decreased 14.2% in the quarter.

  20  Economic and Financial Analysis Report – December 2016

Press Release Capital Ratios – Basel III

Basel Ratio

In December 2016, the Regulatory Capital of the Prudential Conglomerate stood at R$101,127 million, against risk-weighted assets totaling R$656,189 million. The Basel Ratio reached 15.4%, and, Tier I Capital ratio, 12.0%, presenting an increase of 0.1 p.p. compared to September 2016.

The table below shows the main events that impacted the Tier I Capital ratio in the fourth quarter of 2016

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from

9.875% to 8% and the impact of CMN Resolution No. 4,517/16; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergy in the process of integration), reaching a Tier I Capital ratio of 12.2%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 12.9% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets paid for the acquisition of HSBC Brasil, net of amortization and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019; and the change of the rule for the consolidation of proportionate companies, in accordance with CMN Resolution No. 4,517/16;

(4)   Refers to the minimum requirement, in accordance with Bacen Circulars No. 3,768/15 and No. 3,769/15. It is important to highlight that Bacen fixed the tranche of countercyclical capital required at 0%, which could reach 2.5% in 2019, and includes 1% for the tranche of systemic importance in 2019; and

(5)   Considering a possible issuance of additional capital by 2018, according to the Management, depending on market conditions.

Bradesco    21

Press Release Economic Environment

The international scenario gained a certain level of ambiguity in the last quarter of the previous year. If, on the one hand, the risks of deflation and uncertainties related to the pace of growth in relevant economies have diminished, on the other, the risks on the political front have increased. In this context, the external environment presents greater economic growth, higher inflation rates and, consequently, higher interest rates. It is evident that the various economies are at different stages of the economic and monetary cycles, but, even so, there has recently been an upward movement in long-term global interest rates, with some effect on the broad liquidity of recent years.

The United States is at a more advanced stage in the recovery cycle, with the unemployment rate approaching full employment, gradual wage acceleration and a possible tax boost beginning next year. Europe, on the other hand, is in an intermediate stage of economic recovery, with a gradual improvement in activity. In the case of emerging countries, which are very heterogeneous, there are signs of a gradual recovery, with the dilution of negative terms of trade shocks that occurred between 2014 and 2015. China will probably continue to succeed in managing a soft economic slowdown with its active credit policy.

Conversely, the political situation has become more complex in countries of great importance to the world economy in the last quarter. Significant potential changes in countries such as the United States stand out with the victory of Republican candidate Donald Trump; the UK, which over the next few years will redefine its relationship with the euro zone after Brexit; in addition to a series of elections in Europe that will take place throughout 2017 (France, Germany, the Netherlands, and possibly Italy).

Albeit, broadly speaking, despite the risks on the global political front, there are forces that should drive the international economy towards a somewhat more robust pace of growth in 2017, reflecting the prospect of fiscal impetus in the United States and the easing of monetary and financial conditions in certain emerging countries. The stabilization of commodity prices throughout 2016 is an additional factor sustaining the improvement of the global economy in 2017, and may reverse the downward trend of investments in this sector.

The domestic scenario, in the fourth quarter, was marked by weaker activity indicators than expected. Even though the government has obtained important approvals such as the Proposed Constitutional Amendment (“PEC”), which imposes a ceiling on public spending, the increased confidence of the agents has not yet translated into effective GDP growth. However, despite the greatest challenge of the country continues to be economic strengthening, progressive quarterly growths are expected during 2017.

In this sense, the economic agenda has proved to be adequate, featuring the beginning of the process of Social Security Reform. It is also important to mention the package of microeconomic measures announced, aimed at stimulating the economy by reducing bureaucracy, improving the financial situation of companies, and reducing interest rates for consumers.

On the other hand, economic moderation will allow the inflation to reach the set target more quickly. The price of food and services declined in the last quarter of 2016. Thus, the process of deflation of the economy, already underway, has fulfilled the 2016 inflation target (the IPCA was of 6.29%, below the target of 6.5%) and culminated with the fulfillment of the center of the target in 2017 (from 4.5%). With this, the conditions for intensifying the easing of the monetary policy have already been given. Thus, we expect the SELIC to reach 9.5% in 2017 and 8.5% in 2018.

Macroeconomic adjustments on the right path, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

  22  Economic and Financial Analysis Report – December 2016

Press Release Main Economic Indicators

Main Indicators (%)	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	x	12M16	12M15

Interbank Deposit Certificate (CDI)	3.25	3.47	3.37	3.27	3.37	3.43	3.03	2.81		14.01	13.25
Ibovespa	3.19	13.27	2.94	15.47	(3.79)	(15.11)	3.77	2.29		38.93	(13.31)
USD – Commercial Rate	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77		(16.54)	47.01
General Market Price Index (IGP-M)	0.67	0.53	2.86	2.96	3.95	1.93	2.27	2.02		7.17	10.54
Extended Consumer Price Index (IPCA)	0.74	1.04	1.75	2.62	2.82	1.39	2.26	3.83		6.29	10.67
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.82	1.72	1.59	1.48	1.36		7.50	6.29
Reference Interest Rate (TR)	0.49	0.58	0.49	0.45	0.53	0.61	0.40	0.23		2.00	1.80
Savings Account	2.00	2.09	2.00	1.96	2.05	2.13	1.92	1.75		8.30	8.07
Business Days (#)	62	65	63	61	63	65	61	61		251	250
Indicators (Closing Rate)	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15		Dec16	Dec15
USD – Commercial Selling Rate - (R$)	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080		3.2591	3.9048
Euro - (R$)	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457		3.4384	4.2504
Country Risk (points)	327	319	349	409	521	442	304	322		327	521
Selic - Base Interest Rate (% p.a.)	13.75	14.25	14.25	14.25	14.25	14.25	13.75	12.75		13.75	14.25
BM&F Fixed Rate (% p.a.)	11.56	12.50	13.36	13.81	15.86	15.56	14.27	13.52		11.56	15.86

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.45	3.55	3.65
Extended Consumer Price Index (IPCA)	4.54	4.54	4.50
General Market Price Index (IGP-M)	4.52	5.00	5.00
Selic (year-end)	9.50	8.50	8.50
Gross Domestic Product (GDP)	0.30	2.50	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	"Pro-forma" (1)	Disclosed
Expanded Loan Portfolio	1 to 5%	1 to 5%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%
Fee and Commission Income	7 to 11%	12 to 16%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%
Insurance Premiums	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21.0 bi to R$24.0 bi	R$21.0 bi to R$24.0 bi

(1)   Includes the incorporation of HSBC Brasil during the entire period of analysis to favor the comparability.

Bradesco    23

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Fourth Quarter of 2016 and Third Quarter of 2016

R$ million	Fourth Quarter of 2016				x	Third Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	17,348	(1,679)	-	15,669		17,425	(494)	-	16,931
ALL Expenses	(6,236)	711		(5,525)		(7,502)	566	1,194	(5,742)
Gross Income from Financial Intermediation	11,112	(967)	-	10,144		9,923	72	1,194	11,189
Income from Insurance, Pension Plans and Capitalization Bonds	1,680	-		1,680		205	-	1,075	1,280
Fee and Commission Income	7,584	(39)	-	7,545		7,458	(8)	-	7,450
Personnel Expenses	(5,071)	-		(5,071)		(5,272)	-	342	(4,930)
Other Administrative Expenses	(5,457)	-	46	(5,411)		(5,411)	12	62	(5,337)
Tax Expenses	(1,684)	(19)	-	(1,703)		(1,549)	(52)	-	(1,601)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	-	-	48		108	-	-	108
Other Operating Income/Expenses	(3,807)	1,309	864	(1,634)		(1,452)	316	(562)	(1,698)
Operating Income	4,405	284	909	5,598		4,010	340	2,111	6,461
Non-Operating Income	(438)	176	249	(13)		(375)	351	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(375)	(460)	(365)	(1,200)		(399)	(691)	(885)	(1,975)
Net Income	3,592	-	793	4,385		3,236	-	1,226	4,462

(1)  For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)  Includes reclassifications between the lines of the income statement which do not affect the Net Income, but allows for a better analysis of business lines, particularly the tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$132 million in the fourth quarter of 2016 and R$450 million in the third quarter of 2016; and

(3)  It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  24  Economic and Financial Analysis Report – December 2016

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

2016 and 2015

R$ million	12M16				x	12M15
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	75,913	(13,567)	108	62,454		46,636	8,326	425	55,387
ALL Expenses	(24,376)	1,443	1,194	(21,739)		(20,722)	1,844	3,704	(15,174)
Gross Income from Financial Intermediation	51,537	(12,124)	1,302	40,715		25,914	10,170	4,129	40,213
Income from Insurance, Pension Plans and Capitalization Bonds	4,594	-	1,075	5,669		5,952	-	(526)	5,426
Fee and Commission Income	28,078	(54)	-	28,024		24,743	96	-	24,839
Personnel Expenses	(17,979)	-	342	(17,637)		(14,966)	-	267	(14,699)
Other Administrative Expenses	(19,324)	82	108	(19,134)		(16,506)	167	-	(16,339)
Tax Expenses	(6,824)	781	(5)	(6,048)		(5,228)	(431)	19	(5,640)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	218	-	-	218		144	-	-	144
Other Operating Income/Expenses	(11,704)	4,293	396	(7,015)		(9,849)	2,107	1,034	(6,708)
Operating Income	28,596	(7,022)	3,218	24,792		10,204	12,109	4,923	27,236
Non-Operating Income	(836)	570	86	(180)		(599)	134	182	(283)
Income Tax / Social Contribution and Non-controlling Interest	(12,677)	6,451	(1,265)	(7,491)		7,585	(12,243)	(4,422)	(9,080)
Net Income	15,084	-	2,037	17,121		17,190	-	683	17,873

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of the income statement, which do not affect the Net Income, but allow for a better analysis of business lines, particularly the tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,380 million in 2016 and R$12,490 million in 2015; and

(3) It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco    25

Press Release (This page has been left blank intentionally)

  26  Economic and Financial Analysis Report – December 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 2, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.